

Mail Stop 3561

November 29, 2016

Adam Altahawi
Chief Executive Officer
TAHAWI Aerospace Corp.
205 D Chubb Avenue
Suite 240
Lyndhurst, NJ 07071

> **Re: TAHAWI Aerospace Corp.**
> **Amendment No. 3 to the Offering Statement on Form 1-A**
> **Filed November 17, 2016**
> **File No. 024-10617**

Dear Mr. Altahawi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2016 letter.

General

1. We note your response to our prior comment 1 and reissue. Please revise your financial statements and throughout to clarify that you have not yet acquired any assets from Mael Aircraft as you have not yet made the cash payment for the assets. In this regard, we note that it appears that you have included the value of the 2,750,000 common shares you issued on September 15, 2016 to Mael shareholders as assets using the offering price of $2 per common share. However, based on the disclosure in Note 4 on page 43, on the same date, you issued 35,250,000 common shares to a related party for $5,000 and 2,000,000 common shares to various related parties for services. We also note that you did not record any expenses related to these services received. As such, the fair value of the 2,750,000 common shares issued to Mael shareholders appears to be significantly less

than the $5.5 million as you recorded on that date based on the $5,000 cash proceeds you received for the 35,250,000 common shares issued. Please explain and revise your financial statements, as appropriate, to reflect the fair value of the shares issued to Mael shareholders.

Achievable market share and financial projection, page 21

2. We note your response to our prior comment 3 that your projections are based upon the assumption that you "will perform 50% less than the lowest point of units sold by the least performing manufacturer in [your] category, and [that], based on the projected sales of 30 aircrafts sold [in] the first 12 months with 30% growth, [you] have built [your] 5 years projected financial table . . . ." However, it does not appear that you have a reasonable basis for such assumptions given that you are in the development stage, have not begun production, have no revenues and no experience in this industry. Please remove or revise your projections to no more than one year from the date of the offering circular. In this regard, we note your disclosure on page 28 that you estimate it will take approximately two to three years to obtain FAA certification and to begin production. To the extent you include projections for the next year, please provide us the basis for any projected revenues.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure